Exhibit 99.(a)(1)(B)

FORM OF NOTICE CONTAINING PERSONALIZED ELECTION FORM

To:	[Eligible Optionee Name]
From:	stockgrant@hain-celestial.com
Subject:	Personalized Election Form

Earlier today, we sent you an email announcing the commencement of a “tender offer”, the purpose of which is to address certain potentially adverse tax consequences associated with certain stock options held by employees of the Company with exercise prices that may be lower than the fair market value of our common stock on the applicable grant date.

Attached to this email is your personalized Election Form which describes the details of your outstanding option grants that are eligible for participation in the tender offer.

IMPORTANT: Whether or not you intend to participate in the tender offer, you must submit an executed Election Form indicating your intention to accept or reject the tender offer by December 23, 2008 at 11:59 p.m., Eastern Time (or a later time if the offer is extended).

If you have any questions about your Election Form or the other documentation you have previously received, please email them to stockgrant@hain-celestial.com.

Participation in the tender offer is voluntary, but may enable you to eliminate or minimize the potentially adverse personal tax consequences you may otherwise incur with respect to certain stock option grants. We strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the tender offer.

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